SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No.       )

                   MORTGAGE AND REALTY TRUST
                         (Name of Issuer)

                 Common Stock, $0.01 Par Value
                 (Title of Class of Securities)

                        919-904-10-2
                       (CUSIP Number)

                   Glen J. Cocchiola, Esq.
                   Dillon, Bitar & Luther
                      53 Maple Avenue
                       P.O. Box 398
                 Morristown, NJ 07963-0398
                       (201) 539-3100
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                       October 10, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [ ]

Check the following box if a fee is being paid with the
statement.  [X]   (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                           SCHEDULE 13D

CUSIP No.   919-904-10-2

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Intermarket Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*                                      PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware


7.   SOLE VOTING POWER
                                                       ---

8.   SHARED VOTING POWER
                                                       2,788,827

9.   SOLE DISPOSITIVE POWER
                                                       --

10.  SHARED DISPOSITIVE POWER
                                                       2,788,827

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                2,788,827

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   24.8%


14.  TYPE OF REPORTING PERSON*                           CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!


                         SCHEDULE 13D

CUSIP No.   919-904-10-2

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Fernwood Associates, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*                                      PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware


7.   SOLE VOTING POWER
                                                       ---

8.   SHARED VOTING POWER
                                                       1,173,957

9.   SOLE DISPOSITIVE POWER
                                                       --

10.  SHARED DISPOSITIVE POWER
                                                       1,173,957

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                1,173,957

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   10.5%


14.  TYPE OF REPORTING PERSON*                           PN


             !
                           SCHEDULE 13D

CUSIP No.   919-904-10-2

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Fernwood Restructurings, Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*                                      PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware


7.   SOLE VOTING POWER
                                                       ---

8.   SHARED VOTING POWER
                                                       1,163,722

9.   SOLE DISPOSITIVE POWER
                                                       --

10.  SHARED DISPOSITIVE POWER
                                                       1,163,722

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                1,163,722

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   10.4%


14.  TYPE OF REPORTING PERSON*                            CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          This Statement on Schedule 13D is filed with respect to Mortgage and Realty Trust, which is in the process of changing its name to Value Property Trust (the "Issuer"), which has its principal executive offices at 8330 Old York Road, Suite 300, Elkins Park, Pennsylvania 19027, telephone number (215) 881-1525. This Statement relates to the Issuer's common stock, par value $.01 (the "Common Stock").

Item 2.   Identity and Background.

          This Statement is filed by a group consisting of Intermarket Corp. ("Intermarket"), Fernwood Associates, L.P.
("Fernwood Associates") and Fernwood Restructurings, Limited
("Fernwood Restructurings").

          Intermarket is a Delaware corporation, having its principal place of business 667 Madison Avenue, New York, New York 10021. Intermarket's principal business is providing investment management services to corporations and acting as a general partner of investment partnerships, including Fernwood Associates and Fernwood Restructurings.

          The executive officers of Intermarket are Lionel Goldfrank, III, President; Ian MacKenzie, Vice President; Thomas
P. Borger, Vice President; and David B. Forer, Vice President. Each has as his business address, the address of Intermarket. Each has, as his principal occupation or employment, the position with Intermarket listed above. The executive officers of Intermarket constitute of all of its shareholders and no shareholder has absolute control. No other person is directly or indirectly in control of
Intermarket.

          Fernwood Associates is a Delaware limited partnership having its principal place of business at 667 Madison Avenue, New
York, New York 10021. Fernwood Associates' principal business is as an investment partnership.

     The general partners of Fernwood Associates are Mr.
Goldfrank, Mr. MacKenzie, Mr. Borger and Mr. Forer, all identified above.

     Fernwood Restructurings, Limited is an open-ended British Virgin Islands Company above having its principal place of business at Palm Chambers, P.O. Box 119, Road Town, Tortola, British Virgin Islands. Its directors are Mr. Goldfrank, Mr. MacKenzie and Mr. Forer, each identified above, together with Jacques C. Bouteillier, a citizen of France, who is the Managing Director of Pierson, Hedring & Pierson (Bahamas), Ltd., the administrator Fernwood Restructurings having its principal office at Bank America House, East Bay Street, Nassau, Bahamas; Geoffrey Dyson, Managing Director of Pierson, Hedring & Pierson (Bahamas), Ltd., a Canadian citizen; Ian D. Fair, a citizen of the United Kingdom, Chairman of the Board of Pierson, Hedring and Pierson (Bahamas), Ltd.; and Georg von Richter, a citizen of Switzerland, who is General Manager of Bank Openheim Pierson (Switzerland) Ltd. having its office at Gotthard Strasse, 20, 6300 Zug, Switzerland. Mr. Bouteillier is the President of Fernwood Restructurings and Mr. Dyson is its Secretary. No person other than those named in this Item are in control of Fernwood Restructurings.

          Neither Intermarket, Fernwood Associates, Fernwood
Restructurings nor any person named in this Item 2. has during the last five (5) years been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

          Neither Intermarket, Fernwood Associates, Fernwood Restructurings nor any such person was during the last five (5) years a party to a civil proceeding of a judicial or adminis-trative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Unless otherwise so identified, all of the persons identified in response to this Item 2. are citizens of the United
States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          On October 10, 1995, the Issuer announced that a prepackaged bankruptcy plan had become effective.

          Under this plan, Fernwood Associates has the right to receive 1,173,957 shares of Common Stock, Fernwood Restructurings has the right to receive 1,163,722 shares of Common Stock and other entities to which Intermarket provides investment management services have the right to receive 451,148 shares. These shares have not been issued and will be issued under the CUSIP identification above in the Issuer's new name of "Value Property Trust." These shares were issued as partial consideration, together with $11,783,229 in cash and $28,169,000 aggregate principal amount of the Issuer's new 11-1/l8% Senior Secured Notes due 2002 for $74,270,170 acquired principal amount of the Issuer's Senior Secured Uncertificated Notes due 1995.

Item 4.   Purpose of Transaction.

          These shares were received pursuant to the prepackaged bankruptcy plan.

          Intermarket and these corporations and partnerships reserve the right to sell securities of the Issuer and to purchase additional securities of the Issuer and has already sold and intends to sell more of the Senior Notes received in the exchange.

          Intermarket has no plan or proposal which relates to the actions set forth in the Instructions to Item 4 of Schedule
13D or any action similar thereto.

Item 5.   Interest in Securities of the Issuer.

          Intermarket provides investment management services to corporations and acts as the general partner of investment limited partnerships. None of these corporations or partnerships hold or beneficially own in excess of 5% of the Common Stock of the Issuer, except Fernwood Associates and Fernwood
Restructurings.

          As of the date of this Schedule 13D, such corpora-tions or partnerships hold in the aggregate 2,788,827 shares of the Common Stock or 24.8% of the outstanding shares of Common Stock based upon information contained in the Issuer's press release dated October 10, 1995. As a result of the investment management services provided to these corporations and partnerships by Intermarket, Intermarket may be deemed to have shared voting and dispositive power over such shares with such holders.

          Included among these shares are shares held by Fernwood Associates in the amount of 1,173,957 shares or 10.5% of the outstanding shares of Common Stock and Fernwood Restructurings in the amount of 1,163,722 shares of 10.4% of the outstanding shares of Common Stock.

          Intermarket has had no transaction in the Common Stock, and none of the entities to which it provides investment management services has had transactions in the Common Stock in the last sixty (60) days, except for the exchange described in
Item 2.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          None.

Item 7.   Materials To Be Filed As Exhibits.

          None.











                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              INTERMARKET CORP.



Dated: October 19, 1995      By:   IAN MACKENZIE
                                   Ian MacKenzie, Vice President


                              FERNWOOD ASSOCIATES, L.P.
                              By its General Partner



Dated: October 19, 1995      By:   IAN MACKENZIE
                                   Ian MacKenzie, General Partner




                              FERNWOOD RESTRUCTURINGS, LIMITED
                              By its Manager, Intermarket Corp.



Dated: October 19, 1995      By:   IAN MACKENZIE
                                   Ian MacKenzie, Vice President



ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)








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